UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 4, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

TiGenix

File No. 333-208693 - CF# 31637

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   TiGenix submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on December 22, 2015, as amended.

   Based on representations by TiGenix that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 2, 2024
Exhibit 10.2	through October 2, 2024
Exhibit 10.3	through October 2, 2024
Exhibit 10.8	through November 18, 2024
Exhibit 10.18	through October 21, 2025

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary